Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on September 6, 2021.

3.	News Release:

On September 7, 2021, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On September 6, 2021, the Company entered into arrangement agreements (collectively, the “Agreements”) with each of Abitibi Royalties Inc. (“Abitibi Royalties”) and Golden Valley Mines and Royalties Ltd. (“Golden Valley”), pursuant to which, respectively, the Company agreed to acquire all of the issued and outstanding common shares of each of Abitibi Royalties and of Golden Valley by way of statutory plans of arrangement (collectively, the “Arrangements”).

5.	Full Description of Material Change:

On September 6, 2021, the Company entered into the Agreements with each of Abitibi Royalties and Golden Valley in respect of the respective Arrangements. The transactions will be effected by way of statutory plan of arrangement.

Under the terms of the Arrangement Agreement with Golden Valley (the “GZZ Arrangement Agreement”), among other things, the Company would acquire all of the outstanding common shares of Golden Valley (the “GZZ Shares”) and in consideration therefore each holder of a GZZ Share, at the effective time of the Arrangement with Golden Valley (the “GZZ Arrangement”), will receive 2.1417 common shares of the Company (the “GRC Shares”).

In addition, pursuant to the GZZ Arrangement, immediately prior to the acquisition of the GZZ Shares by the Company described above, each outstanding option (whether vested or unvested) to purchase Golden Valley Shares (the “GZZ Options”) that is not exercised prior to the effective time of the GZZ Arrangement will be acquired by Gold Royalty in exchange for an option or right to purchase (a “Replacement Option”) such number of GRC Shares as is equal to: (A) the number of GZZ Shares that were issuable upon exercise of such GZZ Option immediately prior to the effective time, multiplied by (B) the Exchange Ratio (as defined in the GZZ Arrangement Agreement), rounded down to the nearest whole number of GRC Shares, at an exercise price per GRC Share equal to the quotient determined by dividing: (X) the exercise price per GZZ Share at which such GZZ Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent, as further described in the GZZ Arrangement Agreement.

Under the terms of the Arrangement Agreement with Abitibi Royalties (the “RZZ Arrangement Agreement”), among other things, the Company would acquire all of the outstanding common shares of Abitibi Royalties (the “RZZ Shares”) and in consideration therefore each holder of a RZZ Share, at the effective time of the Arrangement with Abitibi Royalties (the “RZZ Arrangement”), will receive 4.6119 GRC Shares.

Golden Valley and Abitibi Royalties intend to call meetings of their respective shareholders to be held in October 2021 to seek shareholder approval for the respective Arrangements (the “Meetings”). Completion of the Arrangements will require: (i) approval of at least 66 2/3% of the votes cast at each Meeting, and (ii) approval of a simple majority of the votes cast by shareholders at each Meeting, excluding votes from certain management shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Agreements provide for, among other things, non-solicitation covenants, with “fiduciary out” provisions that allow Golden Valley or Abitibi Royalties, as applicable, to consider and accept a superior proposal, subject to a “right to match period” in favour of the Company. The Agreements also provide for termination fees of C$10,000,000 and C$5,000,000 payable by Abitibi Royalties and Golden Valley, respectively, if the Agreements are terminated in certain specified circumstances. The Company is also entitled to expense reimbursements of C$1,500,000 and C1,000,000 payable by Abitibi Royalties and Golden Valley, respectively, if the applicable Agreements are terminated in certain circumstances. Abitibi Royalties is entitled to expense reimbursement in the amount C$1,500,000 if the RZZ Agreement is terminated in certain circumstances and Golden Valley is entitled to an expense reimbursement in the amount of C$1,000,000 if the GZZ Agreement is terminated in certain circumstances.

The directors, senior officers and certain shareholders of Abitibi Royalties and Golden Valley, holding in the aggregate approximately 65.4% and 38.0%, respectively, of the issued and outstanding common shares of each of Abitibi Royalties (including Golden Valley) and Golden Valley, have entered into voting support agreements with Gold Royalty, pursuant to which they have agreed to vote their shares in favour of the respective Arrangements at the applicable shareholder meeting. Of such shares, approximately 11.2% of the outstanding Abitibi Royalties Shares and 31.4% of the outstanding Golden Valley Shares are subject to a “hard” lock-up voting support agreement.

A copy of each of the Arrangement Agreements have been filed under the Company’s profile on SEDAR at www.sedar.com. The above summaries of each of the Arrangement Agreements are qualified in their entirety by the full text of the applicable Arrangement Agreements.

Further information regarding the Arrangements will be contained in a management information circulars to be prepared by each of Abitibi Royalties and Golden Valley in connection with the Meetings and filed by each of them under their respective profiles on SEDAR at www.sedar.com.

The parties are working towards closing the Arrangement in the last quarter of 2021.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

David Garofalo

Chairman, President and Chief Executive Officer

Telephone: (604) 396-3066

9.	Date of Report:

September 16, 2021

Certain of the information contained in this document constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the proposed transactions and the Arrangements; the ability of the parties to satisfy the conditions to closing of the respective Arrangements; and the anticipated timing, benefit and effects of the completion of the Arrangements, involve risks, uncertainties and other factors which may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, obtaining required shareholder, court and regulatory approvals, exercise of any termination rights under the Agreements, any inability to satisfy the other conditions in the Arrangement Agreements; and any inability of the parties to realize the benefits of the proposed transaction. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.